Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion of our auditors’ report dated February 25, 2009 on the balance sheets of Cadiscor Resources Inc. (“the Company”) as at December 31, 2008 and 2007 and the statements of deferred expenditures, operations, comprehensive income and deficit and cash flows for the years then ended, which is contained in this Report on Form 6-K, into North American Palladium’s registration statement on Form S-8 (File No. 333-13766), and North American Palladium’s registration statements on Form F-10 (File Nos. 333-133668; 333-134764; 333-136317; 333-137822; 333-139137; 333-140478; 333-141902; 333-143528; 333-145210; 333-146513; 333-147126; and 333-158082).

/s/ Petrie Raymond Chartered Accountants L.L.P.

Limited Liability Partnership

Chartered Accountants

Montreal, Canada

September 21, 2009